SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNITED FUEL & ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

910425107
(CUSIP NUMBER)

Thomas E. Kelly
405 N. Marienfeld, Suite 200
Midland, Texas 79701
Tel. No.: (432) 686-0139
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910425107	13D/A	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,788,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,788,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No.910425107	13D/A	Page 3 of 5 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to  Schedule 13D relates to shares of common stock, par value $0.001 (the “Shares”), of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”).

                This Amendment No. 1 to Schedule 13D is being filed to amend and restate Item 2, Item 5, Item 6 and Item 7.  The Schedule 13D is hereby amended as follows:

Item 2.                   Identity and Background.

                (a)           Name of the reporting person:

                                Thomas E. Kelly (“Kelly”)

                (b)           Business address of the reporting person:

                                405 N. Marienfeld, Suite 200
                                Midland, Texas  79701

                (c)           Kelly is serves as the Issuer’s Vice Chairman of the Board and as a director of the Issuer.  Kelly currently devotes his business time (other than that devoted to the Issuer) primarily to the organization and development of other start-up companies in the oil and gas industry

                (d)-(e)     During the last five years, Kelly has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

                (f)            Kelly is a United States citizen.

Item 5.              Interest in Securities of the Issuer.

(a)  and (b) As of the date hereof, Kelly beneficially owns and has the sole power to vote 4,788,500 Shares and such Shares constitute approximately 12.0% of the total Shares of the Issuer’s common stock issued and outstanding as of the date hereof.

(c)  Except for the execution and delivery of the Stockholders Agreement, no transactions in the Shares were effected by Kelly during the 60 days prior to the date hereof.
(d)  Inapplicable.
(e)  Inapplicable.

CUSIP No. 910425107	13D/A	Page 4 of 5 Pages

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                In April 2006, Kelly and Charles McArthur entered into a Voting Agreement with Falcon Seaboard Investment Company, L.P., pursuant to which Kelly and Mr. McArthur agreed to vote (or cause to be voted) all of their Shares (and any and all securities issued or issuable in respect thereof) in favor of electing one member designated by Falcon to the Issuer’s board of directors and against (or to otherwise withhold votes from) any nominees for election to the Issuer’s board of directors to whom Falcon has notified them that it reasonably objects.

                In connection with the completion of the Issuer’s acquisition of Cardlock Fuels System, Inc. on October 5, 2007, Kelly entered into a Stockholders Agreement with FrankP.Greinke, the Greinke Business Living Trust dated April 20, 1999, Falcon and CharlesMcArthur.  Pursuant to the terms of this Stockholders Agreement, Kelly, Falcon and Mr.McArthur agreed, for a period ending on October 5, 2008, to vote all of their shares at any of the Issuer’s stockholders meetings in favor of Mr. Greinke’s election to the Issuer’s board of directors.  In turn, Mr. Greinke and the Trust agreed to vote all of their shares at any stockholders meeting, over the same time period, AGAINST any action to remove any member of the Issuer’s board of directors, FOR any action to reelect the existing members of the Issuer’s board of directors, and otherwise in accordance with the written recommendations of Mr. McArthur.

                Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.              Material to be Filed as Exhibits.

Exhibit           Description

99.1.                Voting Agreement dated April 21, 2006, by and among Falcon Seaboard Investment Company, L.P., Thomas E. Kelly and Charles McArthur (incorporated by reference to Exhibit 99.2 to that certain Schedule 13D filed by Falcon Seaboard Investment Company, L.P. with respect to the Issuer on May 5, 2006).

99.2.                Stockholders Agreement dated October 5, 2007, by and among United Fuel & Energy Corporation, a Nevada corporation, Frank P. Greinke, Frank P. Greinke, as Trustee under the Greinke Business Living Trust dated April 20, 1999, Thomas E. Kelly, Falcon Seaboard Investment Company, L.P., and Charles McArthur (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2007).

CUSIP No. 910425107	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2007

/s/ ThomasE.Kelly
ThomasE.Kelly